Filed Pursuant to Rule 433(d)

(Registration Statement No. 333-111234)

Horace Mann Educators Corporation $125 million Senior Notes due 04/15/2016

Issuer:	Horace Mann Educators Corporation (“Horace Mann”)

Security offered:	$125 million aggregate principal amount of senior notes (the “Securities”).

Trade Date:	April 18th, 2006

Settlement Date:	April 21st, 2006

Maturity:	April 15th, 2016

Coupon:	6.85%

Pay Dates:	Semi-annual, 30/360 day count: April 15th and October 15th, Initial Coupon October 15th, 2006

Purchase Price (to Investors):	99.695% of par

Yield to Investors:	6.893%

Spread:	+190 basis points versus UST 4.500% due 2/16 (Strike Price: 96-6+ Strike Yield: 4.993%)

Redemption and Redemption Price:	Make-whole call (T+30)

Ranking:	The Securities are unsecured senior indebtedness

Registration:	SEC Registered, Shelf Takedown

Key Covenants:	Standard investment grade covenants

Use of Proceeds:	Approximately $74.0 million of the net proceeds will be used to reduce the amount currently outstanding under the Issuer’s bank credit agreement, which borrowings were used to retire other corporate indebtedness. The Issuer may reborrow these amounts under the terms of its bank credit agreement. Any remaining net proceeds will be used for general corporate purposes, and potentially to reduce other corporate indebtedness.

Underwriter:	Keefe, Bruyette & Woods

Cusip:	440327 AJ 3

The issuer has filed a registration statement (including a prospectus) with the SEC (File No., 333-111234) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or the “Investor Relations” section of the issuer’s web site at www.horacemann.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1(800) 966-1559.

Any legends, disclaimers or other notices that may appear below or on any electronic communication to which this free writing prospectus is attached which state that (1) these materials do not constitute an offer (or a solicitation of an offer), (2) no representation is made as to the accuracy or completeness of these materials and that these materials may not be updated or (3) these materials may be confidential are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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